NEW GOLD INC.

PRESS RELEASE

New Director Appointed

Paul Sweeney Joins Board

January 3 2006, Vancouver, British Columbia – New Gold Inc. (NGD: TSX/AMEX) is pleased to welcome Paul Sweeney to the Board of Directors, effective immediately.

Paul has more than 30 years experience in the mining industry in senior financial roles.  Most recently he was Vice President and Chief Financial Officer for Canico Resource Corp (CNI:TSX) who were acquired by CVRD of Brazil for more than CDN$875 million.  Prior to this transaction, Paul’s responsibilities included the securing of project financing, and obtaining long-term metal off-take agreements, for the Company’s Onca Puma Nickel project in Brazil.  Previously he held senior financial roles at Manhattan Minerals Corp., Sutton Resources Corp., Gibraltar Mines Limited and Placer Dome Inc.

In making this announcement, President and CEO Chris Bradbrook stated, “We are delighted that Paul has agreed to join New Gold and feel this represents a further strengthening of our Board of Directors.  In particular, we believe that his expertise in the financing and management of mine development projects, specifically for single asset mining companies, will be an extremely valuable resource for the Company, as we commence the process of advancing the development of, and securing financing for, our New Afton Project, Kamloops, British Columbia, Canada.”

New Gold is in excellent financial condition with cash of approximately CDN$18 million and no debt.  The Company has only 15.5 million shares outstanding and 17.2 million shares fully diluted.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.  Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates.  This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used.  U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7.  Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.